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June 19, 2020	Thomas J. Danielski T +1 617 235 4961 thomas.danielski@ropesgray.com

BY FEDEX AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Paratek Pharmaceuticals, Inc.

Registration Statement on Form S-3

Filed May 11, 2020

File No. 333-238150

Ladies and Gentlemen:

On behalf of Paratek Pharmaceuticals, Inc. (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to the above-referenced registration statement (the “Registration Statement”). Marked copies, which show changes from the Registration Statement as filed on May 11, 2020, are being furnished supplementally for the convenience of the staff of the Division of Corporation Finance (the “Staff”) of the Commission. The Registration Statement has been revised in response to the Staff’s comments.

In addition, we are providing the following responses to the comment letter from the Staff dated May 22, 2020 regarding the Registration Statement. To assist your review, we have presented the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by the Company.

General

1.

We note that Section 48 of your bylaws includes a forum selection provision which identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including “any derivative action.” Please revise your prospectus to clearly describe any risks or other impacts on investors. Please also disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response to Comment 1:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the Registration Statement in response to the Staff’s comment. Please refer to the disclosure on page 12 of Amendment No. 1.

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Please do not hesitate to call me at 617-235-4961 or Christopher D. Comeau at 617-951-7809 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Thomas J. Danielski
Thomas J. Danielski

cc:	William M. Haskel (Paratek Pharmaceuticals, Inc.)

Christopher D. Comeau (Ropes & Gray LLP)